Marc A. Recht
T: +1 617 937 2316
mrecht@cooley.com

January 22, 2015

United States Securities and Exchange Commission	FOIA CONFIDENTIAL
Division of Corporation Finance	TREATMENT REQUEST

Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn:                  Jeffrey P. Riedler

Preston P. Brewer

Re:                        Flex Pharma, Inc.

Registration Statement on Form S-1

File No. 333-201276

Dear Mr. Riedler:

We are writing on behalf of our client, Flex Pharma, Inc. (the “Company”), pursuant to 17 C.F.R. § 200.83 to request confidential treatment for the indicated portions of the following document:

Letter from Cooley LLP to the United States Securities and Exchange Commission, dated January 22, 2015, attached hereto as Exhibit A.

We hereby request, pursuant to 17 C.F.R. § 200.83 that the selected portions of the attached letter (indicated by brackets and yellow highlighting) be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information, which would be competitively harmful to the Company if disclosed publicly. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten (10) business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone me, the responsible representative, at (617) 937-2316, rather than rely upon U.S. mail for such notice. My address is c/o Cooley LLP, 500 Boylston Street, Boston, MA  02116.

***********

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

Securities and Exchange Commission

Division of Corporation Finance

January 22, 2015

Page Two

Please acknowledge receipt of this request for confidential treatment by file-stamping the enclosed copy of this request and returning it to the undersigned in the self-addressed stamped envelope provided.  If you have any questions or comments, or would like additional information regarding the enclosed, please contact me at (617) 937-2316.

Sincerely,

Cooley LLP

/s/ Marc A. Recht

Marc A. Recht, Esq.

Enclosure

cc:                            Robert O. Hadfield, Esq., Flex Pharma, Inc.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

cc (w/o encl.):    Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center

6432 General Green Way

Alexandria, VA 22312-2413

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

Marc A. Recht

T: +1 617 937 2316

mrecht@cooley.com

EXHIBIT A

LETTER FROM COOLEY LLP TO THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DATED JANUARY 22, 2015